Form 425


                                  Filed by Teleglobe International Holdings Ltd.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                     and deemed filed pursuant to Rule 14a-12 of

                                             the Securities Exchange Act of 1934

                                                    Subject Company:  ITXC Corp.

                                                   Commission File No. 000-26739

                                                                   Press Release



[GRAPHIC OMITTED]

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

MEDIA CONTACT:
Megan Cannell
ITXC Corp.
+1.609.750.3262
mcannell@itxc.com


           ITXC CORP. RECEIVES EARLY TERMINATION OF HART-SCOTT-RODINO
               WAITING PERIOD FOR PROPOSED MERGER WITH TELEGLOBE

JANUARY 28, 2004 -- PRINCETON, NEW JERSEY -- ITXC Corp. (NASDAQ: ITXC) announced today that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the previously announced proposed merger with Teleglobe International Holdings Ltd. The transaction is still subject to other substantial contractual closing conditions.

About ITXC:
ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil, Vietel in Vietnam and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market segment share leader in VoIP international calling and one of the largest international voice carriers of any kind. ITXC's VoIP network connects to circuit networks using switchless ITXC SuperPoPs in London, Frankfurt, Hong Kong, LA, and NJ or using ITXC-managed SNARCs(R) co-located in the customer's central office. ITXC.net connects to VoIP-enabled networks with direct peer VoIP interconnects. Approximately a third of ITXC's current traffic is originated or terminated via a direct VoIP interconnect. ITXC has VoIP interconnects with over 140 carriers or service providers in 60 countries.


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ITXC and Teleglobe plan to file a Proxy Statement/Prospectus with the Securities and Exchange Commission in connection with the merger. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1 -800 -SEC 0330. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at

1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the SEC also are available to the public from Commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov. or by contacting ITXC investor relations at 609-750-3333 or ir@itxc.com.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.